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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Barc Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8875 Hidden River Parkway Suite 300
(No. and Street)

Tampa (City) Florida (State) 33637 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Barclay 813-293-4111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Avenue (Address) Maitland (City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Barclay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Barc Investment Group, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF FLORIDA

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature
Known personally to me

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M BARC INVESTMENT GROUP INC

December 31, 2016

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M Barc Investment Group, Inc.

We have reviewed management's statements, included in the accompanying M Barc Investment Group, Inc. Exemption Report, in which (1) M Barc Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M Barc Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) M Barc Investment Group, Inc. stated that M Barc Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M Barc Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Barc Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 20, 2017

M BARC INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	7,197
Prepaid expenses		5,650
Property and equipment, net		1,016
Total assets	$	13,863

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Stockholder's equity		
Common Stock		
2,000 shares authorized, NO PAR VALUE		-
1.,500 shares issued and outstanding		1,500
Additional Paid in Capital		37,794
Retained (Deficit)		(25,431)
Total Stockholders Equity		13,863
Total liabilities and stockholders' equity	$	13,863

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Private Placement Fee Income	$	42,000
Consulting Fee Income		41,194
Total revenue		83,194
Expenses:		
Consulting Expenses		6,000
Officers Commission		29,950
Registered Representative Commission		5,000
Payroll		9,775
Rent		9,203
Communication/Email Expense		1,503
Professional fees		10,796
Registration & Regulatory fees		8,718
Travel & Entertainment		3,962
Depreciation		642
Office Expense		2,339
Other Operating Expenses		3,447
Total Costs and Expenses		91,335
Net Loss	$	(8,141)

See accompanying notes to financial statements

M Barc Investment Group, Inc.
Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	**Retained** Earnings (Deficit)	**Total** Stockholders' Equity
Balance, January 1, 2016	$ 1,500	$ 33,899	$ (17,290)	$ 18,109
Stockholders' dividends, net	-	(9,605)		(9,605)
Increase in Additional Paid in Capital		13,500		13,500
Net Income	-		(8,141)	(8,141)
Balance, December 31, 2016	$ 1,500	$ 37,794	$ (25,431)	$ 13,863

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net Income (Loss)	$	(8,141)
Adjustments to reconcile net income (loss) to net cash used in operating activites:		
Changes in assets and liabilities:		
Depreciation Expense		642
(Increase) decrease in:		
Prepaid expenses		(1,048)
Increase (decrease) in:		
Accounts payable and accrued expenses		(2,292)
Net cash used by operating activities		(10,839)
Cash flows from financing activities:		
Increase in add'l paid in capital		13,500
Distributions		(9,605)
Net cash provided by financing activities		3,895
Net decrease in cash		(6,944)
Cash, beginning of year		14,141
Cash, end of year	$	7,197

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

M Barc Investment Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc and then changed its name to Wildwood Securities.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and earns fees from the sale of private placements..

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of M Barc Investment Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Revenue Recognition
Fees from Private Placements and consulting fees are recognized as earned.

Property and Equipment
Property and Equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful live of the assets, which range from three to seven years.

Property and equipment are summarized by major classifications as follows:

		2016
Computers	$	1,926
Less: Accumulated Depreciation		(910)
Net property and equipment	$	1,016

Total depreciation was $ 642 for the year December 31, 2016.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes

Income Taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2016, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

The Company has adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the company for the years ended December 31, 2013, 2014, and 2015, are subject to examination by the related taxing authorities, generally for three years after they are filed.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $7,197, which was $2,197 in excess of its required net capital of $5,000. The Company's had no aggregate indebtedness at year end the ratio of aggregate indebtedness to net capital was 0.

NOTE 4. INCOME TAXES

As of December 31, 2016, the Company has approximately ($34,902) of net operating loss (NOL) carry-forward for federal and state income tax purposes.
The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.
Deferred tax assets:

Net operation loss carry-forward	($34,902)
Valuation allowance for net deferred tax assets	($34,902)

NOTE 5. CONCENTRATIONS OF CREDIT RISK AND CUSTOMERS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2016, the Company had no uninsured balances.

The Company has two placements that were 50% of the fee income for the year ended December 31, 2016.

NOTE 6. LEASE

The Company leased its facility pursuant to an agreement commencing July 1, 2015 and terminating June 30, 2016 at the base rate of $1,049 per month, at which time an agreement was reached for credit due for previous overpaid rents during 2016. Rent paid under the previous lease was $9,203 for year ended 2016. A new rental agreement commencing July 1, 2017 and terminating December 31, 2017 at the base rate of $432 a month was signed on March 10, 2017.Minimum future rental payments under the new base lease are $2,592 for 2017.

NOTE 7. COMMITMENTS CONTINGENCIES

M Barc Investment Group does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threat or other circumstances that my lead to the assertion of a claim at a future date

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 20, 2017, the date that the financial statements were available to be issued.

M BARC INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net capital computation:

Total Equity	$ 13,863
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	5,650
Fixed Assets (net)	1,016
Total non-allowable assets	6,666
Net capital before haircuts on securities positions	7,197
Total haircuts on securities	-
Net capital	7,197
Required minimum capital	5,000
Excess net capital	$ 2,197

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ -
Ratio of aggregate indebtedness to net capital	.0 TO 1

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M Barc Investment Group, Inc.

We have audited the accompanying statement of financial condition of M Barc Investment Group, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of M Barc Investment Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Barc Investment Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of M Barc Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of M Barc Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

March 20, 2017

Zeus Securities, Inc.
150 E Palmetto Park Rd
Suite # 800
Boca Raton, Florida 33432

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2016

Zeus Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.



Vincent Butkevits
CEO

February 7, 2017